 1-A/A LIVE 0001709542 XXXXXXXX 024-11272 true CannAssist International Corp. DE 2017 0001709542 2833 82-1873116 2 0 855 South Mission Ave, Ste K #400 FALLBROOK CA 92028 760-990-3091 Mark Palumbo Other 17687.00 0.00 1564.00 76189.00 103197.00 210137.00 27840.00 250215.00 -147018.00 103197.00 269912.00 143598.00 0.00 -2858939.00 -0.16 -0.16 BF Borgers CPA PC Common 18435000 13766W106 OTCQB Venture Market Series A Preferred 1000 00000None N/A Promissory Notes 11 00000None N/A true true Tier2 Audited Equity (common or preferred stock) Option, warrant or other right to acquire another security Y N N Y N N 4800000 18435000 0.7500 900000.00 0.00 0.00 0.00 900000.00 0.00 true AL AK AZ AR CA CO CT DE FL GA HI ID IL IN IA KS KY LA ME MD MA MI MN MS MO MT NE NV NH NJ NM NY NC ND OH OK OR PA RI SC SD TN TX UT VT VA WA WV WI WY DC CannAssist International Corp. Common Stock; Series A Preferred Stock; Promissory Notes 1026011 1000 Aggregate consideration for which the securities were issued was $2,984,000, and the basis for computing the amount thereof is as follows: The Company granted 175,000 shares of common stock for services. The shares were valued at $0.25 for total non-cash expense of $43,750. The Company sold 850,000 shares of common stock to six investors for total cash proceeds of $150,000 as part of a series of private placements. The Company issued 1,000 shares of its Series A Preferred Stock to Mark Palumbo, an officer and sole director of the Company. Based on the rights of the designation the shares of preferred stock were valued at 60% of the value of the total common stock outstanding. The shares of common stock have a current fair value of $0.25 per share resulting in total non-cash expense of $2,765,250. The Company issued 10 Convertible Promissory Note to 10 investors for aggregate proceeds of $29,500. The maturity date of the notes are 6 months from the date of issuance and there is no interest on the notes. At maturity, the unpaid principal will convert into shares of the common stock of the Company at a conversion price of $0.25 per share. As an inducement to enter into the notes, a total of 40,836 common stock purchase warrants were issued which enable the holders thereof to purchase 1 share of the common stock of the Company per warrant exercised at an exercise price of $0.50 per share. The Company issued 1 Promissory Note to 1 investor for aggregate proceeds of $10,000. The maturity date of the note is 24 months from the date of issuance. The interest rate on the note is 12% per annum. The Company issued 1,000 shares of its Series A Preferred Stock to Mark Palumbo, an officer and sole director of the Company. Based on the rights of the designation the shares of preferred stock were valued at 60% of the value of the total common stock outstanding. The shares of common stock have a current fair value of $0.25 per share resulting in total non-cash expense of $2,765,250. The issuance of the shares of common stock and the promissory notes were each exempt from registration under Section 4(a)(2) and Rule 506(b). The issuance of the shares of preferred stock were exempt from registration under Section 4(a)(2).